VEDDER PRICE

V[redacted]Z, P.C.

(.
3
F/

07021745

CHICAGO • NEW YORK CITY • WASHINGTON, DC • ROSELAND, NJ

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

RECEIVED
2007 MAR 13 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 9, 2007

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Corey L. Zarse

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

CLZ/kc
Enclosures
cc: Ms. Kristin Rice
Mark L. Winget, Esq.

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons dated February 9, 2007
- Henderson Group plc – Full-Year Results dated February 28, 2007
- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated March 1, 2007
- Henderson Group plc – Blocklisting Six Monthly Return dated February 9, 2007
- Henderson Group plc – Blocklisting Six Monthly Return dated February 9, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified February 6, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified February 9, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified February 9, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified February 20, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified February 21, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified February 26, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified February 27, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified February 27, 2007
- Henderson Group plc – Return of Allotment of Shares dated November 30, 2006
- Henderson Group plc – Return of Allotment of Shares dated January 3, 2007
- Henderson Group plc – Return of Allotment of Shares dated January 4, 2007
- Henderson Group plc – Return of Allotment of Shares dated January 25, 2007
- Henderson Group plc – Return of Allotment of Shares dated January 31, 2007
- Henderson Group plc – Return of Allotment of Shares dated February 1, 2007

File No. 82-34758

Henderson Group plc

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

Notification of Henderson Group plc, the Issuer

9 February 2007

On 9 February 2007, the Trustees of the Henderson Group Long Term Incentive Plan ("LTIP") notified the Company of the purchase of 1,000,000 Henderson Group plc CHESS Depositary Interests (CDIs) made on 2 February 2007 on behalf of the Henderson Group plc LTIP at the price of A$ 3.533. These will be converted into the same number of Henderson Group plc ordinary 10 pence shares.

Following acquisition of these Shares, the Trustees have a total holding of 9,345,370 Henderson Group plc ordinary shares. As Directors participating in the LTIP, Mr Roger Yates and Mr Toby Hiscock are deemed for the purposes of section 324 of the UK Companies Act 1985 to have a beneficial interest in the shares held by the Trustee.

As at 9 January 2007, the contingent entitlement of each of Mr Yates and Mr Hiscock under the rules of the LTIP is as follows:

Roger Yates - 5,363,011 – ordinary 10 pence shares
Toby Hiscock - 1,844,224 – ordinary 10 pence shares

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary
+44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations
+44 (0)20 7818 5135
mav.wynn@henderson.com

File No. 82-34758

Henderson Group plc

2006 Full-Year Results

28 February 2007

Financial highlights

- Group operating profit before tax from *continuing operations* excluding one-off restructure costs £82.2 million, +30% on 2005 (2005: £63.4 million[1]).
- Henderson Global Investors pre-tax profit £81.1 million, +29% on 2005 (2005: £62.9 million).
- Henderson Global Investors cost to income ratio 72.6% for 2006, improved from 75.5% in 2005.
- Total assets under management £61.9 billion at 31 December 2006 (£67.7 billion at 31 December 2005).
- Earnings per share from *continuing operations* excluding one-off restructure costs 6.3 pence (2005: 3.2 pence).
- Final dividend proposed 2.27 pence per share, 3.15 pence per share total dividend for 2006.

Key business developments

- Improved investment performance, with 59% (2005: 55%) of funds by value beating their benchmarks.
- £4.3 billion net inflows into higher margin products.
- Total fee margin 44bps (2005: 37bps) and management fee margin 34bps (2005: 29bps) on average assets under management.
- Towry Law UK sold at a pre-tax profit of £9.5 million, 36% over book value.
- £200 million surplus cash returned to shareholders on 24 October 2006.

Comment from Chief Executive, Roger Yates

"Our strategy to focus on higher margin activities is working. This strong set of results reflects the positive momentum in sales, revenues and margins. We are confident of the direction in which the business is moving and we expect to build on a broadly based improvement in investment performance. I feel confident that we can continue to grow revenues, improve Group profitability and deliver greater balance sheet efficiency in the year ahead."

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

[1] Before elimination of intra-group transactions between continuing and discontinued operations up to the date of disposal (£6.0m profit).

Group – strong result
Group operating profit before tax from continuing operations, excluding one-off restructure costs of £7.8 million, increased by 30%, from £63.4 million in 2005 to £82.2 million in 2006.

Net profit after tax from continuing operations was £63.3 million in 2006, up 22% from 2005. Net profit after tax from all operations was £61.2 million in 2006, an increase of 28% compared with 2005. Earnings per share rose to 6.3 pence per share from 3.2 pence before one-off restructure costs. The 2006 income tax charge for the Group included an £11.1 million charge for continuing operations and an effective tax rate of 14.9%. The effective tax rate for the Group was lower than the 30% statutory rate in 2006, due to the utilisation of previously unrecognised deferred tax assets and greater clarity on the level of tax provisioning required for prior years. Although a welcome feature of our results, the lower tax rate is temporary and we expect a return to a more normal corporate rate by 2009/2010.

Henderson Global Investors – significant growth in revenues and profits
Operating profit before tax for Henderson Global Investors (Henderson) was £81.1 million – up 29% from £62.9 million in 2005, due to increases in management and performance fee income.

Management fee income for Henderson increased 13% from 2005 to £221.2 million in 2006. Although total assets under management declined in the year, net inflows into higher margin business and higher investment markets resulted in increased revenue. The largest contributors to the increase in management fee income were Mutual Funds, Property and Hedge Funds.

Transaction fee income of £24.6 million was in line with 2005 (£24.4 million). Net performance fees rose strongly by 41% from £26.5 million in 2005 to £37.3 million in 2006. These fees continue to come from a wide range of products and the number of funds on which we earn performance fees continues to rise. The largest contributors to performance fee income in 2006 were Hedge Funds, Property, Investment Trusts and Horizon Funds.

Therefore, total net fee income in 2006 was £283.1 million[2], a 15% increase from £247.2 million in 2005.

As a result of strong flows into higher margin specialist products, and higher management and performance fee income earned during 2006, our average fee margins increased: total, management and net margins were all up on prior periods. The total fee margin for Henderson was up to 44bps in 2006, from 37bps in 2005. Management fee margins rose from 29bps in 2005 to 34bps in 2006. Net margins increased from 9bps in 2005 to 12bps in 2006.

Investment income increased by 27% from £9.9 million in 2005, to £12.6 million[3] in 2006, due to interest earned on cash balances and returns from seed investments in Henderson's products.

---

[2] Net fee income of £283.1m (FY05: £247.2m) represents gross fee income and commission receivable on sales of £372.8m (FY05: £290.6m), less commissions and fees payable against income of £89.7m (FY05: £43.4m).

[3] Finance income from continuing operations £25.2m (FY05: £23.2m): Henderson £12.6m (FY05: £9.9m); Corporate £12.6m (FY05:£13.3m).

Operating expenses increased 12% to £211.8 million[4] in 2006 compared to £189.1 million in 2005, due to higher staff and IT expenses. The increase in staff costs was almost entirely due to higher variable staff costs. This related to provisions for variable remuneration schemes which reflect the improving operational performance of the business. The higher IT expenditure was due to increased spend on investment management data services and the cost of upgrading our derivatives trading platform. These higher costs were partially offset by savings in investment administration, office expenses and a number of other costs.

Overall, the increase in operating expenses was more than offset by the increased revenues, which resulted in an improvement in the cost to income ratio for Henderson from 75.5% in 2005 to 72.6% in 2006.

Total assets under management declined from £67.7 billion at the end of 2005 to £61.9 billion at 31 December 2006. This decrease in assets under management was due to low margin outflows associated with Virgin Money Group (£2.4 billion), Pearl Group (£8.7 billion) and traditional Institutional business (£3.3 billion). Outflows of Institutional assets slowed to £0.4 billion in the second half of 2006, compared to outflows of £2.9 billion in the first half of 2006, and outflows of £8.8 billion in 2005. The impact of outflows on revenues and margins was more than offset by continued strong flows into the specialist higher margin business areas which totalled £4.3 billion in 2006 (FY05: £1.9 billion).

We are pleased with the improvement in investment performance over the past year. Although there remain some weaker areas, in general investment performance in 2006 was good. The strongest investment performance continues to be in the higher margin areas of the business which include Mutual Funds, Hedge Funds and Property. In our UK Wholesale range, 79% of funds beat their benchmark in 2006. In our Horizon range of mutual funds, sold to European and Asian clients, this number was 68%, while for North American mutual funds it was 100% and for our Hedge Funds the number was 78%. Similarly, we enjoyed excellent performance in our Property business, where 83% of funds met or exceeded their benchmark.

Corporate office – in profit

Corporate produced a profit of £1.1 million in 2006. Corporate costs were lower in 2006 (£11.5 million) compared to 2005 (£12.8 million), even though one-off legal and professional expenses inflated these costs by £2 million in 2006. The one-off costs were incurred in the first half of 2006 and relate to revised investment management and related agreements with the Pearl Group and the costs incurred by a potential acquisition opportunity. We expect Corporate costs to be lower in 2007, approximately £10 million.

The income earned on Corporate cash balances declined slightly to £12.6 million in 2006, from £13.3 million in 2005. This income was largely from interest earned on cash proceeds retained after the sale of the Life Services business. The net interest figure for Corporate is expected to be zero or negative in 2007, compared to 2006. This is due to the combined effects of lower cash balances, having now returned all of the proceeds from the sale of the Life Services business to shareholders, and potentially taking some debt onto the balance sheet in the first half of 2007.

Restructure cost

We restructured Henderson in the second half of 2006, to align resources more closely with our business strategy. The cost of the changes was £7.8 million, all of which was charged in 2006.

---

[4] Administration costs of continuing operations £223.3m (FY05: £201.9): Henderson £211.8m (FY05: £189.1m); Corporate £11.5m (FY05: £12.8m).

Discontinued operations
There were no movements in the results of discontinued operations during the second half of 2006. The £2.0 million loss before tax from discontinued operations comprises:

- a pre-tax profit of £9.5 million on the disposal of Towry Law UK, which completed on 3 May 2006;
- a £0.2 million profit from Towry Law UK up to the date of its disposal; and
- a warranty claim from the Pearl Group of £11.7 million agreed on 30 June 2006 under the terms of the revised investment management and related agreements.

All non-investment management businesses have now been disposed of.

Balance sheet – remaining strong with good liquidity
The balance sheet remains healthy, with high liquidity, no current gearing and appropriate provisions. Net assets for the Group were £496 million at 31 December 2006 (2005: £647 million).

As we have previously flagged, we intend to take on a prudent level of debt in 2007, in order to enhance capital efficiency. Subject to market conditions, we are considering a Sterling debt issuance of between £125 million and £175 million in the first half of 2007.

Last October's capital return of £200 million, together with its counterpart in May 2005, means the Group has returned £1.07 billion to shareholders in the past two years. In addition, we stated in 2006 that there was potential for a further capital return of between £150 million and £200 million in 2007. In January 2007, the UK Financial Services Authority granted the Group approval of its waiver application from consolidated supervision. As a result, the Group's financial resources are no longer constrained by inadmissible goodwill and our regulatory capital surplus has increased. We are, therefore, now considering a further return to shareholders of approximately £200 million in the second half of 2007.

Dividend
Our policy is to pay a sustainable flow of dividends out of operating profits, whilst maintaining dividend cover of approximately 2x. The Directors are proposing a final dividend of 2.27 pence or equivalent per share in respect of second half 2006 profits. Approval of this dividend will be sought at the AGM on 3 May 2007. Payment will be made on 29 May 2007.

Outlook for full year 2007
We aim to build on the good investment performance in our higher margin products to grow assets in these areas. We also plan to build on the better investment performance in our Institutional business.

As a consequence, we expect profitability and the cost to income ratio to show further improvements. As stated before, we believe we can achieve a 70% cost to income ratio for Henderson Global Investors for the full year 2007, principally through profitable revenue growth.

We will continue to look at ways in which we can improve balance sheet efficiency, to drive return on equity and earnings per share higher.

Overall, the business is on the right track and future prospects for the Group are good.

* * *

This announcement contains forward-looking statements with respect to the financial condition, results and business of Henderson Group. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Henderson Group's actual future results may differ materially from the results expressed or implied in these forward-looking statements. Nothing in this announcement should be construed as a profit forecast.

For further detail on the 2006 Full Year Results, please see the ASX Appendix 4E lodged together with this stock exchange announcement.

* * *

Details of market briefings: Wednesday 28 February
Australia – 8.00pm (Sydney time) / 9.00am (London time)
For a telephone link to the briefing dial one of the following numbers 10 minutes prior to the start of the call.

From	
Australia	1800 988941 (free call)
United Kingdom	0500 101630 (free call)
All other countries	+44 (0)20 7162 0025 (this is not a free call)
Replay number	+44 (0)20 7031 4064 Access code: 737094 (available from 28 February to 7 March)

Alternatively you can listen to a live audiocast of the briefing. To listen to the briefing go to www.hendersongroupplc.com and click on the relevant link on the homepage.

* * *

Notes to editors

About Henderson Group plc
Henderson Group plc is headquartered in London and listed on the London and Australian Stock Exchanges. It is a member of both the FTSE 250 and the ASX 200 indices. Henderson Group consists of a Corporate office and Henderson Global Investors, a leading European based investment manager with £61.9 billion assets under management. The focus of the Group is to build the asset management operations into a more profitable and valuable business.

In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Stock Exchange.

Further information
www.henderson.com or

Investor enquiries
Mav Wynn, Head of Investor Relations +44 20 7818 5135
mav.wynn@henderson.com or investor.relations@henderson.com

Media enquiries
United Kingdom – Finsbury
Andrew Mitchell
+44 20 7251 3801

Australia – Cannings
Gloria Barton
+61 2 9252 0622 or
+61 4 1352 0603

File No. 82-34758

Henderson Group plc

RECEIVED

Update of number of securities quoted on ASX, Voting Rights and Capital

1 March 2007

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during February 2007.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

At 28 February 2007, Henderson Group plc's capital consisted of 902,104,685 shares with voting rights. Henderson Group plc holds 2,372,399 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc was 899,732,286 as at 28 February 2007.

The above figure, 899,732,286, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	575,760,309 At 31 January 2007 15,550,349 Net transfers 591,310,658 At 28 February 2007
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	291,310,658	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	902,104,685	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those $^+$securities should not be granted $^+$quotation.
- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^+$securities to be quoted, it has been provided at the time that we request that the $^+$securities be quoted.
- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 March 2007...........
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 9 February 2007

1. Name of *applicant*:

Henderson Group Plc

2. Name of scheme

Henderson Share Incentive Plan

3. Period of return:

From 1 August 2006 To 31 January 2007

4. Balance under scheme from previous return:

336,808

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

1,000,000

6. Number of *securities* issued/allotted under scheme during period:

169,948

7 Balance under scheme not yet issued/allotted at end of period

1,166,860

8. Number and *class* of *securities* originally listed and the date of admission

833,770 – July 2004

9. Total number of *securities* in issue at the end of the period

902,083,097

Name of contact Wendy King

Address of contact 4 Broadgate, London EC2M 2DA

Telephone number of contact | 0207 818 4233

Signed by ....
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...Henderson Group plc.................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: _9 February 2007

1. Name of *applicant*:

Henderson Group Plc

2. Name of scheme

Henderson Group Sharesave Scheme

3. Period of return:

From 1 August 2006 To 31 January 2007

4. Balance under scheme from previous return:

1,338,586

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

1,000,000

6. Number of *securities* issued/allotted under scheme during period:

890,425

7 Balance under scheme not yet issued/allotted at end of period

1,448,161

8. Number and *class* of *securities* originally listed and the date of admission

266,230 – 26 July 2005

9. Total number of *securities* in issue at the end of the period

902,083,097

Name of contact Wendy King

Address of contact 4 Broadgate, London EC2M 2DA

Telephone number of contact 0207 818 4233

Signed by Wendy King – Deputy Company Secretary.........................
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* *Henderson Group Plc*..

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

File No. 82-34758

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Henderson Group PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):______	☐
3. Full name of person(s) subject to the notification obligation[iii]:	IOOF Holdings Limited
4. Full name of shareholder(s) (if different from 3.)[iv]:	IOOF Holdings Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	Between 13 December 2006 – 2 February 2007
6. Date on which issuer notified:	06 February 2007
7. Threshold(s) that is/are crossed or reached:	9.0%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect,
Ordinary shares	86,599,304	86,599,304	76,130,944	76,130,944		8.462%	

B: Financial Instruments

Resulting situation after the triggering transaction [xii]

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
76,130,944	8.462%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
• **Perennial Value Management Limited:** Voting Rights: 76,117,214; Percentage held: 8.461% • **IOOF Investment Management Limited** • **IOOF Associate Holders**

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Level 29, 303 Collins Street Melbourne, Victoria 3000 AUSTRALIA
14. Contact name:	Amanda Powling

15. Contact telephone number:	61-3-8614 4400

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [xvi]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	
Contact address (registered office for legal entities)	
Phone number	
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable [xvii]	
Full name	
Contact address	
Phone number	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

Notes

---

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Henderson Group PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_Transitional notification using new TR-1______	Yes

3. Full name of person(s) subject to the notification obligation[iii]:	Perpetual Limited and subsidiaries
4. Full name of shareholder(s) (if different from 3.)[iv]:	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	Between 27 December 2006 to 08 February 2007
6. Date on which issuer notified:	09 February 2007
7. Threshold(s) that is/are crossed or reached:	
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares	105,395,611	105,395,611	102,473,402	102,473,402		11.389%	

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
102,473,402	11.389%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
• Perpetual Investments: Voting Rights: 101,575,697; Percentage Held: 11.290% • Perpetual Private Clients:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Angel Place, 123 Pitt Street GPO BOX 4171 Sydney NSW 2001 AUSTRALIA
14. Contact name:	Glenda Charles – Assistant Company Secretary
15. Contact telephone number:	(61) 2 9229 -9000

Notes

---

[i] This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii] Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii] This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

File No. 82-34758

Henderson Group plc

9 February 2007

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Henderson Group plc

2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Percentage holding in shares is below 3% as explained in item 9 below	Yes

3. Full name of person(s) subject to the notification obligation[iii]:	Australia and New Zealand Banking Group Limited ("ANZ") and each of the ANZ Subsidiaries
4. Full name of shareholder(s) (if different from 3.)[iv]:	ANZ Nominees Limited JP Morgan ANZ Executors & Trustee Company Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	9 February 2007
6. Date on which issuer notified:	9 February 2007
7. Threshold(s) that is/are crossed or reached:	Below 3%

8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares of 10 pence each	27,270,875	11,411 (through the holding by one of ANZ's subsidiaries, ANZ Executors & Trustee Limited as trustee for various clients)				Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
ANZ (through a wholly-owned subsidiary) currently owns 49% of the issued shares in ING Australia Limited ("INGA"). The remainder of the shares in INGA are owned by members of the ING Group. Under Section 608(3)(a) of the Australian Corporations Act 2001, ANZ is deemed (for Corporations Act purposes) to hold a relevant interest in certain securities held by INGA by virtue of ANZ's own 49% interest in INGA. ANZ understands that INGA purchased the shares in the Company as responsible entity (as defined in the Australian Corporations Act 2001) of various funds. ANZ does not have the right to vote the shares of the Company held by INGA (or to direct or control how they are voted), or to dispose of or control the exercise of INGA's power to dispose of the shares, by virtue of its 49% shareholding in INGA. ANZ has previously notified the Company that ANZ was deemed (for the Australian Corporations Act 2001 purposes) to have a relevant interest in the Ordinary Shares of the Company of 3.03% of the issued share capital of the Company because of ANZ's 49% shareholding in INGA which in turn holds more that 3% of the shares issued by the Company. ANZ does not directly hold over 3% of the issued share capital of the Company. In addition, ANZ's technical relationship with INGA does not fall within any of the cases identified in DTR 5.2.1 as being an indirect holder of shares of the Company. As a result, ANZ's holding in the shares of the Company is below 3% for the purposes of the Disclosure and Transparency Rules sourcebook.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold	

voting rights:	

13. Additional information:	Australia and New Zealand Banking Group Limited Level 6, 100 Queen Street Melbourne, Victoria 3000
14. Contact name:	Christine Chan, Shares & Listings Manager
15. Contact telephone number:	(61) 3 9273 6716

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [XVI]

Notes

---

[i] This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii] Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii] This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

File No. 82-34758

Financial Services Authority

FSA®

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Henderson Group PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Transitional Notification	X
3. Full name of person(s) subject to the notification obligation[iii]:	Commonwealth Bank of Australia and associated entities
4. Full name of shareholder(s) (if different from 3.)[iv]:	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	3rd January 2007 to 15th Feburary 2007
6. Date on which issuer notified:	20th February 2007
7. Threshold(s) that is/are crossed or reached:	
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares	27,039,940	27,039,940	27,219,617	27,219,617		3.025%	

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
27,219,617	3.025%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
Colonial First State Investment Limited Colonial Mutual Life Assurance Society Limited Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund Avanteos Investments Limited

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Carol Ye
15. Contact telephone number:	+61 2 9303 6132

Notes

---

[i] This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii] Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii] This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

File No. 82-34758

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Henderson Group Plc
2. Reason for the notification (please tick the appropriate box or boxes):	n/a see additional information
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
3. Full name of person(s) subject to the notification obligation[iii]:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.)[iv]:	n/a
5. Date of the transaction and date on which the threshold is crossed or reached[v]:	n/a
6. Date on which issuer notified:	21/02/07
7. Threshold(s) that is/are crossed or reached:	Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ord GBP 0.10	81,487,839 (under S-198 on 15/06/2004)	3.00%	31,065,995	31,065,995		3.45%	

B: Financial Instruments

Resulting situation after the triggering transaction [xii]

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
31,065,995	3.45%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:	
Legal & General Group Plc (Direct and Indirect) (Group)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	
Legal & General Investment Management Limited (Indirect) (LGIM)	
Legal & General Group Plc (Direct) (L&G) (31,065,995-3.45% = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 899,730,776 First notification under DTR Sourcebook

14. Contact name:	Helen Lewis
15. Contact telephone number:	020 7528 6742

Notes to the Forms

---

[i] This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii] Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii] This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or *exercising voting* rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the holder of financial *instruments* entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h) , the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2 unless the holdings of the shareholder would be lower than 5% of the total number of voting rights.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.-

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 5%, please state 'below 5%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 5%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights to shares held by notifying party (DTR 5.1)

[xi] Voting rights held by the notifying party independently of any holding of shares (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 5%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting form the [date]

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

File No. 82-34758

Financial Services Authority

FSA®

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Henderson Group PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	
3. Full name of person(s) subject to the notification obligation[iii]:	IOOF Holdings Limited
4. Full name of shareholder(s) (if different from 3.)[iv]:	IOOF Holdings Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	Between 2 February 2007 – 23 February 2007
6. Date on which issuer notified:	26 February 2007
7. Threshold(s) that is/are crossed or reached:	8.0%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect,
Ordinary shares	76,130,944	76,130,944	63,336,492	63,336,492		7.04%	

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
63,336,792	7.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
• **Perennial Value Management Limited:** Voting Rights: 63,322,762; Percentage held: 7.04% • **IOOF Investment Management Limited** • **IOOF Associate Holders**

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Level 29, 303 Collins Street Melbourne, Victoria 3000 AUSTRALIA
14. Contact name:	Amanda Powling
15. Contact telephone number:	61-3-8614 4400

Notes

---

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

[xv] The notification should include the *name(s) of the* controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ______	
3. Full name of person(s) subject to the notification obligation[iii]:	ING Australia Holdings and Related Parties
4. Full name of shareholder(s) (if different from 3.)[iv]:	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	23 February 2007
6. Date on which issuer notified:	27 February 2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares	29,127,477	29,127,477	47,193,427	47,193,427			5.25%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
47,193,427	5.25%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	ING Investment Management, L12 / 347 Kent St, Australia Fax (61 2) 9299 8859
14. Contact name:	Jonathan Strauss
15. Contact telephone number:	Tel (61 2) 9234 7537

Notes

---

[i] This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii] Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii] This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Transitional Notification	X
3. Full name of person(s) subject to the notification obligation[iii]:	Barclays PLC
4. Full name of shareholder(s) (if different from 3.)[iv]:	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	27 February 2007
6. Date on which issuer notified:	27 February 2007
7. Threshold(s) that is/are crossed or reached:	6% to 5%
8. Notified details:	

A: Voting rights attached to shares

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
Gerrard Ltd – 26,387 Barclays Stockbrokers Ltd – 497,859 Barclays Global Investors Australia Ltd – 40,308,284 Barclays Bank Trust Co Ltd – 390 Barclays Global Investors Ltd – 10,767,869

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

---

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30 / 11 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	33,147		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.1975		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted	Number allotted
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom	£0.10 Ordinary	33,147
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03 01 2007	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	24,346		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.3775		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 24,346
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,011		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.696		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s) THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 2,011
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25 / 01 / 2007	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	19,477		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 19,477
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ____________________ **Date** ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	01	2007			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	32,432		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.3625		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 32,432
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01 / 02 / 2007	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,078		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted	Number allotted
	£0.10 Ordinary	20,078
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

END

Signed ______ Date ______

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange